Rockley Photonics Holdings Limited
3rd Floor 1 Ashley Road
Altrincham, Cheshire
United Kingdom, WA14 2DT

September 14, 2022
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attn:    Gregory Herbers

Re:	Rockley Photonics Holdings Limited Registration Statement on Form S-3 File No. 333-267300
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rockley Photonics Holdings Limited (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-3 (File No. 333-267300) (the “Registration Statement”) be declared effective on September 16, 2022, at 4 p.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Alexandra Calcado of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.
Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Alexandra Calcado at (212) 858-1108.

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Sincerely,
/s/ Chad Becker
Chad Becker
Interim Chief Financial Officer

cc:    Tom Adams, Rockley Photonics Holdings Limited
Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP
Alexandra Calcado, Pillsbury Winthrop Shaw Pittman LLP